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             CERTIFICATE OF DESIGNATION OF CUMULATIVE CONVERTIBLE
                   PREFERRED STOCK, SERIES G--SUBSERIES III

                    NORTH AMERICAN TECHNOLOGIES GROUP, INC.

     Henry W. Sullivan and Judith Knight Shields do hereby certify that they are the President and Secretary, respectively, of North American Technologies Group, Inc., a Delaware corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to the Corporation's Restated Certificate of Incorporation, Section 151 of the Delaware General Corporation Law and the Master Certificate of Designation relating to the Company's Cumulative Convertible Preferred Stock, Series G (the "Master Certificate of Designation"), the Board of Directors of the Corporation adopted the following resolutions on March 22, 1999, and that none of the Series G Cumulative Convertible Preferred Stock--Subseries III has been issued.

     Pursuant to the terms of the Master Certificate of Designation, there is hereby created a subseries of Preferred Stock designated as Cumulative Convertible Preferred Stock, Series G--Subseries III (the "Series G Preferred-- Subseries III Shares"), which shall consist of 11,000 shares. The Series G Preferred--Subseries III Shares shall have the preferences, voting powers, relative, participating, optional or other special rights and privileges, and the qualifications, limitations and restrictions as provided below and as provided in the Master Certificate of Designation.

     The initial conversion price (the "Subseries Conversion Price") of the Series G Preferred--Subseries III Shares shall be $1.50 and notwithstanding anything contained herein or in the Master Certificate of Designation to the contrary: (i) the Subseries Conversion Price shall not be subject to any adjustment pursuant to Section 3(c)(iv) of the Master Certificate of Designation to an amount below $1.25; and (ii) the Series G Preferred--Subseries III Shares shall not be converted into shares of Common Stock pursuant to Section 3(a)(ii) of the Master Certificate of Designation utilizing a divisor of less than $1.25 unless due to an adjustment to the Subseries Conversion Price pursuant to
Section 3(c)(vi) thereof. Holders of the Subseries III Shares shall not transfer any beneficial ownership interest in such shares unless such transferee agrees to the provisions of that certain Stock Purchase Agreement For An Additional Closing dated as of March 22, 1999 which is on file at the principal office of the Corporation.

     IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Subseries to be duly executed by its President and attested to by its Secretary, this 22nd of March, 1999.

                                   NORTH AMERICAN TECHNOLOGIES, GROUP, INC.

DATE:                              /s/ Henry W. Sullivan
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                                   Henry W. Sullivan, President and Chief
                                    Executive Officer

DATE:                              /s/ Judith Knight Shields
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                                   Judith Knight Shields, Secretary